UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 1-15052

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Years Ended December 31, 2012 and 2011

Plan Number: 006

Plan Sponsor EIN: 06-0383860

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN
Years Ended December 31, 2012 and 2011

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
Connecticut Natural Gas Corporation Union Employee Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Connecticut Natural Gas Corporation Union Employee Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2012 and late participant contributions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes
Portland, Maine	Limited Liability Company
June 26, 2013

Baker Newman & Noyes, LLC

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2012	2011

Assets
Investments, at fair value
Registered investment companies	$28,568,153	$25,110,082
Stable value funds	8,217,008	7,565,949
UIL Holdings Corporation common stock	2,234	-
Total investments	36,787,395	32,676,031

Receivables:
Notes receivable from participants	1,045,263	1,016,612
Contributions	35,386	32,699
Total receivables	1,080,649	1,049,311

Net assets reflecting all investments at fair value	37,868,044	33,725,342

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(137,354)	(30,143)

Net assets available for benefits	$37,730,690	$33,695,199

See notes to financial statements.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 2012

2012
Additions
Investment Income:
Interest and dividend income	$719,334
Net appreciation in fair value	3,223,447
3,942,781

Interest income on notes receivable from participants	47,416

Contributions:
Employer contributions	580,823
Employee contributions	1,162,644
1,743,467

Total additions	5,733,664

Deductions
Payment of benefits	1,526,880
Transfers to other qualified plans	114,630
Other	56,663
Total deductions	1,698,173

Net increase	4,035,491
Net assets available for benefits:
Beginning of year	33,695,199
End of year	$37,730,690

See notes to financial statements.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

1.	Description of Plan:

The following brief description  provides general information of the Connecticut Natural Gas Corporation Employee Savings Plan (the “Plan”), sponsored by the Connecticut Natural Gas Corporation (the “Company”), whose parent company, CTG Resources Inc., is a wholly owned subsidiary of UIL Holdings Corporation (“UIL Holdings”).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the “IRC”). Union employees are eligible to participate in the Plan in the first payroll period beginning on or after the first day of the month following their date of employment and upon attaining age 21.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement. The Plan is administered by the Benefits Administration Committee of UIL Holdings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Contributions:

Participant:  Eligible employee may contribute up to 50% of eligible compensation on a pre-tax basis and up to 10% of eligible pay on an after-tax basis as savings contributions to their accounts during each year, subject to IRC limitations as defined.

Employer:  The matching contribution for participants is dependent on age or years of continuous service as shown below:

Years of			Company
Continuous Service	Or	Age	Contribution

20 or more		45 or more	4.5% of compensation
10 but less than 20		35 but less than 45	3% of compensation
Less than 10		Under 35	2% of compensation

The matching for participants subject to the collective bargaining agreement between the Company and the employees in CIUW Local 12924 (Hartford Union) that were hired on or after December 1, 2009 is contributions of 150% of the participant’s deferral up to a maximum of 6% of their compensation.  The matching for participants subject to the collective bargaining agreement between the Company and its UWUA Local 380 (Greenwich Union) who have either attained 30 years of service or age 50 is up to 6% of eligible compensation.  The matching for participants subject to the collective bargaining agreement between the Company and its UWUA Local 380 that were hired on or after

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

April 1, 2011 is contributions of 150% of the participant’s deferral up to a maximum of 6% of their compensation.

Effective April 1, 2012, participants may direct up to 20% of the Company matching contributions made on or after April 1, 2012 to the UIL Common Stock Fund.

Plan participants direct their contributions among various investment options in 1% increments, and they may elect to change their investment options at any time.

As of January 1, 2002, participants age 50 or over by the end of the Plan year who have made the maximum amount of Basic and Additional Type B Contributions permitted for the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code (the Code). The maximum additional contribution was $5,500 in 2012 and 2011.

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions upon entering the Plan.  During 2012 and 2011, $4,325 and $3,621 in forfeitures were used to reduce the Company’s matching contributions, respectively.  At December 31, 2012 forfeited nonvested accounts were $1,483.

Vesting:

Participants are fully vested in the total value of all accounts, excluding Company matching contributions.  Vesting in the Company’s contributions is based on years of continuous service.  The Company contribution account balance shall be vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
At least one year, but less than two years	20%
at least two years, but less than three years	40%
at least three years, but less than four years	60%
at least four years, but less than five years	80%
five or more years	100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company contribution account balance shall be forfeited.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of one-half of the participant’s vested account balance or $50,000 less the highest outstanding loan balance in the prior twelve months.  Loan terms range from 1

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

to 5 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are secured by the balance in the participant’s account and bear interest at rates which are equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. Principal and interest is paid ratably through payroll deductions.  The loans outstanding at December 31, 2012 have maturity dates through October 29, 2024 and bear interest rates ranging from 4.25% to 9.25%. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

Payment of benefits:

Upon termination of service, a participant will receive a lump sum equal to the value of the participant’s vested interest in the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements.  Effective July 1, 2010, the Plan was amended to allow Hartford Union participants to withdraw a portion, or all of the vested contributions in their account at age 59 ½.

Transfers to other qualified plans:

Transfers to other qualified plans represent a transfer to CNG’s Employee Savings Plan.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Basis of presentation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

Notes receivable from participants:

Notes receivable from participants are measured at the notes’ unpaid principal balance plus any accrued interest receivable.

Subsequent events:

The Plan has evaluated subsequent events through June 26, 2013, the date on which the Form 11-K was filed.

Plan expenses:

Investment fund management fees are charged to the Plan and reduce participant investment returns.  Substantially all other expenses are paid by the Company.

Payment of benefits:

Benefits are recorded when paid.

3.	Fair value measurements:

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Level  2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level  3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Registered investment companies – The shares of registered investment companies’ trade on an active market and are valued at net asset value.

UIL Holdings Corporation common stock – The shares of UIL Holdings Corporation common stock trade on an active market and are valued at quoted market prices.

Level 2 fair value measurements:

Stable value fund – The fair value is based on the underlying net asset value of the commingled trust funds.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s investments that are reported at fair value in the accompanying statements of net assets available for plan benefits:

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

	December 31, 2012
	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
UIL Holdings Corporation common stock	$2,234	$2,234	$-	$-
Registered investment companies:
Target date funds	$14,491,612	$14,491,612	$-	$-
Bond funds	2,433,169	2,433,169	-	-
Growth funds	3,263,726	3,263,726	-	-
Value funds	4,325,720	4,325,720	-	-
Blend funds	4,053,926	4,053,926	-	-
	$28,568,153	$28,568,153	$-	$-
Stable value fund:
Stable asset income fund	$8,217,008	$-	$8,217,008	$-

Total	$36,787,395	$28,570,387	$8,217,008	$-

	December 31, 2011
Registered investment companies:
Target date funds	$12,647,472	$12,647,472	$-	$-
Bond funds	1,659,083	1,659,083	-	-
Growth funds	3,377,668	3,377,668	-	-
Value funds	4,155,178	4,155,178	-	-
Blend funds	3,270,681	3,270,681	-	-
	$25,110,082	$25,110,082	$-	$-
Stable value fund:
Stable asset income fund	$7,565,949	$-	$7,565,949	$-

Total	$32,676,031	$25,110,082	$7,565,949	$-

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

4.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2012	2011
T. Rowe Price Retirement 2015 Fund	$2,850,499	$2,478,984
T. Rowe Price Retirement 2020 Fund	$3,002,683	$2,802,102
T. Rowe Price Retirement 2030 Fund	$3,154,318	$2,559,623
Vanguard Explorer Fund, ADM	$1,972,730	$2,127,446
JPMCB Stable Asset Income Fund	$8,217,008	$7,565,949
PIMCO Total Return Fund	$2,433,169	*
T. Rowe Price Equity Income Fund	$3,498,360	$3,109,183

* Represents less than 5 percent of the Plan’s net assets available for benefits.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,223,447, net, as follows:

Registered investment companies	$3,095,410
Stable value fund	128,037
$3,223,447

Stable Value Fund- Stable Asset Income Fund:

The objective of the collective trust fund constituting the stable value fund is to seek the preservation of principal, while providing current income and liquidity. The fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate bonds and short-term investments. The fund also may invest in synthetic guaranteed investment contracts (GICs) and similar products. The fund invests in other commingled pension trust funds established, operated and maintained by JPMorgan Chase Bank.

The collective trust fund is fully benefit-responsive to the participants. The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Investment contracts provide for benefit-responsive withdrawals at contract value including in those instances when, in connection with synthetic investment contracts; underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If the Trustee becomes aware of an event that has occurred affecting the investment contracts' value, an adjustment is recorded.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the Fund at August 31, 2012 and 2011, the Fund's year end, was 1.35% and 2.25%, respectively.  The average yield credited to participant accounts for this fund at August 31, 2012 and 2011 was 2.02% and 3.14%, respectively.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the contract’s interest credit rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are represented on the Funds Statement of Assets and Liabilities as the “Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts”.  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts figure is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, layoffs, bankruptcy, plan termination, mergers, early retirement incentives, and competing fund transfer or violation of equity wash or equivalent rules in place and changes of employer or plan qualification status. If the likelihood of such a non-book value withdrawal is imminent, it may be necessary to consider a revaluation of those particular fund contract(s). As of December 31, 2012, the occurrence of an event outside the normal operation of the Fund which would cause a withdrawal from an investment contract is not considered to be probable.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

5.	Related party transactions:

Certain Plan investments are shares of registered investment companies which are managed by T. Rowe Price Retirement Plan Services (T. Rowe Price).  T. Rowe Price is the trustee as defined by the Plan.  Transactions with this party qualify as party-in-interest transactions and were exempt from the prohibited transaction rules.

6.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated April 26, 2013 that the Plan was qualified under IRC Section 401(a) and 401(k).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Management evaluated the Plan’s tax positions and concluded that as of December 31, 2012 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2009.

7.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

8.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$37,730,690	$33,695,199
Adjustment from contract value to fair value	137,354	30,143
Net assets per the Form 5500	$37,868,044	$33,725,342

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2012
Net increase in net assets available for benefits per the financial statements	$4,035,491
Prior year adjustment from contract value to fair value	(30,143)
Current year adjustment from contract value to fair value	137,354
Net increase in net assets available for benefits per the Form 5500	$4,142,702

9.	Nonexempt transactions:

During 2012 and 2011, the Company demonstrated a pattern of remitting employee contributions to T. Rowe Price within six business days after the end of a payroll period.  However, for six periods during 2012 and two periods during 2011, the Company’s remittance of employee contributions to T. Rowe Price in the amount of $132,663 and $60, respectively, were not made within six business days due to extenuating circumstances.  While employee contributions relating to these periods were remitted within the time period allowed per the IRC, these contributions have been classified as nonexempt transactions as they were beyond the Company’s demonstrated pattern of timely remittance.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 006
Plan Sponsor: 06-0383860

As of December 31, 2012

Attachment to Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

		(c)
	(b)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest	(d)	(e)
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	Cost	Current Value

*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company		$556,483
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company		1,548,683
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company		2,850,499
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company		3,002,683
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company		1,854,904
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company		3,154,318
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company		656,327
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company		460,142
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company		240,544
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company		126,441
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company		40,588
*	T. Rowe Price Retirement Income Fund	Registered Investment Company		521,887
	Vanguard Explorer Fund, ADM	Registered Investment Company		1,972,730
	Vanguard Institutional Index Fund	Registered Investment Company		1,725,554
	TIAA - CREF Social Choice Fund	Registered Investment Company		64,612
	UIL Common Stock ESOP	UIL Holdings Corporation Common Stock		2,234
	JPMCB Stable Asset Income Fund	Stable Value Fund - CCT		8,217,008
	PIMCO Total Return Fund	Registered Investment Company		2,433,169
	Fidelity Diversified International Fund	Registered Investment Company		1,741,873
*	T. Rowe Price Small - Cap Value Fund	Registered Investment Company		827,360
*	T. Rowe Price Growth Stock Fund	Registered Investment Company		1,290,996
*	T. Rowe Price Equity Income Fund	Registered Investment Company		3,498,360

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%		1,045,263

Total investments (held at end of year)				$37,832,658

*	Party in Interest
(d)	Cost is not required for participant directed accounts.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Plan Number: 006
Plan Sponsor: 06-0383860

As of December 31, 2012
Attachment to Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

	Participant	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
	Contributions				Corrected Under
	Transferred Late	Contributions	Contributions Corrected	Contributions Pending	VFCP and PTE
	to Plan	Not Corrected	Outside VFCP	Correction in VFCP	2002-51

*	$132,723	$132,663	$-	$-	$60

*	Includes Late Participant Loan Repayments.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Date: June 26, 2013	By	/s/ Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller

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Index to Exhibits

Exhibit No.	Description
23	Consent of Baker Newman Noyes